Hogan & Hartson llp Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

September 29, 2009
Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Registration Statement on Form S-1 Filed September 9, 2009 File No. 333-161813
Dear Mr. Mancuso:
On behalf of Asian Financial, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated September 24, 2009 (the “Comment Letter”), regarding the above captioned Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Company’s primary and secondary offering of its shares of common stock (the “Common Shares”). In connection therewith, the Company will supplementally send six courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”), marked to show changes from the Registration Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Amendment and this response letter were filed electronically through EDGAR today. The Amendment reflects the changes made in response to the Comment Letter.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the Amendment filed electronically through EDGAR. Capitalized terms used but not defined in this letter have the definitions set forth in the Amendment.

Mr. Russell Mancuso
September 29, 2009

Prospectus Cover page
1.	Please confirm that preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document. Also, note that we may have additional comments after you file all exhibits.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the preliminary prospectus the Company will circulate will include all non-Rule 430A information. This information will include the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document. Such requested information will be set forth in a subsequent amendment.

The Company notes that the staff may have additional comments after it files all exhibits.

2.	Please revise the legend on your prospectus cover to indicate clearly that the Commission has not approved or disapproved of the securities. See Regulation S-K Item 501(b)(7).

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has revised the legend on the prospectus cover to indicate clearly that the SEC has not approved or disapproved of the securities.
Graphics
3.	Refer to your letter to us dated September 21, 2009. Please confirm that the name that you use in your prospectus artwork is the registrant’s name at the time of your offer and sale of the securities.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the name that it uses in its prospectus artwork, “Duoyuan Printing, Inc.”, will be the registrant’s name at the time of its offer and sale of the securities.
Industry, page 2
4.	Regarding the industry data mentioned in your letter to us dated September 21, 2009, please tell us:
•	whether you commissioned the preparation of any of the data;
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company did not commission the preparation of any of the data.

Mr. Russell Mancuso
September 29, 2009

•	the nature of any relationships between you and the sources of the data; and

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that there is no existing relationship between the Company and the sources of the data.

•	how you confirmed that the data reflects the slowdown that you mention on page 22.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it believes that the updated industry data cited reflects the slowdown in economic activities in China and globally. For example, the Company noticed that the overall printing market in China grew at a compound annual growth rate (“CAGR”) of 17% between 2002 and 2007. However, Pira International’s latest estimates show a CAGR of only 5.1% between 2009 and 2014. Similarly, the Company noticed that the printing equipment market in China grew at a CAGR of 23% between 2002 and 2007. However, Pira International’s latest estimates show a CAGR of only 6% between 2009 and 2014. The Company also noticed that these latest estimates have been adjusted downwards compared to a report issued by Pira International in 2007.
5.	Please tell us how your prospectus reflects the first and second full paragraphs on page 76 of Attachment 3 to your letter to us dated September 21, 2009. Also, please provide us with complete copies of the reports mentioned in the attachments to your September 21, 2009 letter.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the first and second paragraphs on page 76 of Attachment 3 are stated below:
“Consumers in this (the carton board) market are constantly demanding products that are innovative in their design, and companies are looking for ways to draw attention away from competitors by introducing the most colorful and eye-catching package design.

One of the largest threats faced by Chinese carton board industry in 2008 is that of the increase in the price of raw materials. Around 20% of the carton producers in China are facing closure due to price increases, and this is made worse by the intense competition that producers face in the industry. The price of paper has increased since September 2007 and this has put pressure on the Chinese producers, as their profit margins have decreased significantly.”

Mr. Russell Mancuso
September 29, 2009

The Company would like to clarify that its products are printing equipment, which are used by printing companies to produce printed outputs, including printed packaging materials. One of the Company’s upcoming new products, namely the cold-set corrugated paper machine, is expected to be purchased and used by companies that produce corrugated paper (or carton board). The Company does not produce and sell carton boards directly.

Historically, carton board packaging has been single-colored. In line with what is suggested in Pira International’s report, consumers nowadays are demanding products that are more innovative and colorful. This is consistent with the third paragraph on page 87 of the Registration Statement which states “the printing industry in China is currently transitioning from single color printing to multicolor printing...”. This industry trend is also one of the reasons why the Company’s medium-term plan is to add the printing function to the cold-set corrugated paper machine.

The threat of rising raw material (paper) costs mentioned in the second paragraph above is more relevant to the carton board producers (instead of to the Company as the Company only produces and sells printing and packaging machines). This market trend is one of the reasons why the Company is planning to launch the cold-set corrugated paper machine. By adopting the cold-set gluing technology (instead of heat-set), less paper will be wasted and less energy will be consumed, allowing users to save costs and to be more price competitive. The advantages of the Company’s cold-set corrugated paper machines are described further in the Amendment. The price of paper is not relevant to the Company’s cost structure and therefore is not specifically highlighted in the Amendment.

The Company advises the staff that it will supplementally send complete copies of the reports mentioned in the attachments to the Company’s September 21, 2009 letter to the staff.
Internal Control Over Financial Reporting, page 43
6.	Please revise your discussion of internal control over financial reporting on page 44 to include disclosures that are consistent with pages 50 and 51 of your Form 10-K for the fiscal year ended June 30, 2009, including whether you have concluded that internal control over financial reporting was effective or ineffective at June 30, 2009.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the disclosure regarding its internal control over financial reporting on pages 51-52 has been revised to be consistent with the disclosure set forth in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009. The Company advises the staff that the Company’s internal control over financial reporting was not effective at June 30, 2009.

Mr. Russell Mancuso
September 29, 2009

Revenue, page 57
7.	Please tell us, with a view toward clarified disclosure, the extent that your increase its revenues due to volume changes is caused by relatively small changes in the volume of presses sold with a high price or by large changes in the volume of presses sold with a low price.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the disclosure on page 70 has been revised to note that the increase in revenue was due to selling more units of its multicolor presses, which have higher prices than single color presses, during the year ended June 30, 2009 compared to the year ended June 30, 2008. The Company sold more units of its multicolor large format presses, generally the Company’s most expensive products, in fiscal 2009 and generated $8.0 million additional revenue compared to fiscal 2008. The Company sold more units of its multicolor small format presses, generally the Company’s second most expensive products, and generated $7.8 million additional revenue compared to the fiscal 2008.

The Company advises the staff this increase in revenue was not due to any price increases as the Company did not increase prices of its multicolor presses during fiscal 2009.
Liquidity and Capital Resources, page 64
8.	Please file as exhibits your July 2009 loan agreements with the Bank of Agriculture mentioned in the penultimate paragraph of this section.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has filed as exhibits, the Company’s July 2009 loan agreements with the Bank of Agriculture mentioned in the penultimate paragraph of section entitled “Liquidity and Capital Resources” on page 77.
Capital Expenditures, page 68
9.	Please tell us the status of your acquisition of the technology for the cold-set corrugated printing business. Also tell us why you deleted the disclosure regarding the acquisition.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that although the Company had been in discussions to purchase the technology to develop its cold-set corrugated paper machine, the Company was simultaneously developing its own technology in-house. Based on the latest progress of its in-house technology, the Company has suspended any negotiations to purchase any third-party technology and is focusing now on the developing certain technologies in-house. Thus, the Company has deleted the disclosure regarding any acquisition of such technology.

Mr. Russell Mancuso
September 29, 2009

Compensation Discussion and Analysis, page 109
10.	Please expand this section to provide the disclosure required by Item 402(b) of Regulation S-K regarding the salary and bonus of Xiqing Diao for the fiscal year ended June 30, 2009.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has expanded this section to provide the disclosure required by Item 402(b) of Regulation S-K regarding the salary and bonus of Xiqing Diao for the fiscal year ended June 30, 2009.
Review, Approval or Ratification of Transactions with Related Persons, page 120
11.	Please expand this section to provide the disclosure required by Item 404(b)(1)(ii) of Regulation S-K regarding the standards to be applied.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has expanded this section to provide the disclosure required by Item 404(b)(1)(ii) of Regulation S-K regarding the standards to be applied on page 138.
Description of Securities, page 130
12.	Please update to reflect the proposals in your recently filed preliminary proxy statement. Also, add appropriate risk factors.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has updated the prospectus on pages 150-152 to reflect the proposals in its recently filed preliminary proxy statement.

The Company respectfully advises the staff that it is no longer proposing to increase the number of its authorized capital stock, and as such the corresponding risk factor is no longer applicable. The Company’s authorized capital stock will remain 101,000,000 shares, consisting of 100,000,000 Common Shares and 1,000,000 preferred shares, with par value of $0.001 per share.
Note 16, Subsequent Events, F-26
13.	Please tell us whether you issued any consideration for the renewals of the bank loans discussed in Note 16 on page F-26. Clarify the accounting for such consideration, if any.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company has renewed its bank loans without issuing any consideration for the renewals. In future filings, whenever the loans are renewed, the Company will clarify in the notes to its financial statements whether any consideration is issued. The Company will also clarify in the notes the accounting for such considerations, if any.

Mr. Russell Mancuso
September 29, 2009

We have included disclosure on page 77 to indicate that no consideration was issued for the renewal of the loans.
Signatures
14.	Please indicate below the second paragraph of text required on the signatures page who is signing your registration statement in the capacity of principal accounting officer or controller.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has indicated below the second paragraph of text required on the signatures page who is signing the Company’s registration statement in the capacity of principal accounting officer or controller.
Exhibit 5.1
15.	Please tell us when the shares that Asian Financial is offering in this transaction were issued as indicated in this exhibit. Also, please file an updated opinion after you amend your registration statement to disclose the number of shares to be sold in the offering.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company has filed a form of opinion to be delivered by Karpan & White P.C. for the staff’s review and comment.

The Company will file an updated opinion to disclose the number of shares to be sold in the offering in a subsequent amendment.
Form 10-K for the fiscal year ended June 30, 2009
Exhibit 31
16.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that in future filings, the identification of the certifying individual at the beginning of each certification will not include such individual’s title.
* * * * *
The Company believes that the Amendment and the foregoing supplemental data respond to the comments of the staff.

Mr. Russell Mancuso
September 29, 2009

The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee

cc.	Mr. Wenhua Guo
Asian Financial, Inc.

Mr. William Suh
Asian Financial, Inc.

Ms. Jeanie Park
Hogan & Hartson LLP

Mr. Kurt Berney
O’Melveny & Myers LLP

Mr. Marty Dunn
O’Melveny & Myers LLP

Mr. Robert Plesnarski
O’Melveny & Myers LLP

Mr. Scott Graziano
O’Melveny & Myers LLP